UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 25, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes           No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes           No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No X

Enclosure: Press release:
AngloGold says Kibali Gold Mine Starts Early

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
25 September 2013

AngloGold Says Kibali Gold Mine Starts Early, Within Budget

AngloGold Ashanti reports that the Kibali Gold Mine, a joint venture with Randgold Resources, has successfully delivered its first gold production early and within budget to further improve the overall quality of its portfolio by introducing new ounces at costs lower than its current average.

“Kibali is a world-class gold mining asset with good growth potential, and it significantly improves the quality of our portfolio,” AngloGold Ashanti Chief Executive Officer Srinivasan Venkatakrishnan said. “This joint venture has worked incredibly well and achieving production on time and on budget is testament to our partner’s project management and execution skills, and to the strong support from the government and from the local communities.”

Kibali, in the Democratic Republic of Congo, will have an estimated annual production of about 600,000oz of gold from reserves of 11Moz and resources of 21Moz*. AngloGold and Randgold, which project managed Kibali’s development and will operate the mine, each own a 45% stake in the asset and Sokimo, a state-owned company, owns the remaining 10%. The mine is being developed in two concurrent phases, initially as an open pit operation, with the underground mine scheduled to access ore in 2015.

By 2014, Kibali will provide employment to more than 2,500 people, comprising mainly Congolese nationals. Already, more than half of all senior managers are Congolese and about 100 Congolese have received training as operators at Randgold’s West African mines. Preference will also be given to local suppliers of goods and services to ensure the benefit to the local community is maximised. Significant benefits will also accrue to the DRC through taxes and royalties through the life of the mine.

“Important as this day is, it is still only the first step in achieving this project’s great potential,” Kibali
General Manager Louis Watum says. “With gold sales set to start next month, our focus is now on commissioning of the rest of the metallurgical plant and the hydropower stations as well as progressing the underground development.”

In Kibali and also Tropicana, in Western Australia, AngloGold Ashanti has two new mines slated to start production in the space of days with a combined attributable annual production of as much as 600,000oz from next year. As project capital expenditure declines, the management team will focus on realising about
$460m in combined savings from corporate overheads and exploration activities next year, compared with
2012. A project is also underway to remove as much as $500m in direct operating-cost savings from operations over about 18 months. AngloGold Ashanti owns 70% of the Tropicana mine.
* The estimated Mineral Resources and Reserves are based on information compiled as follows: the mineral resources were calculated by Mr Ernest Doh, a competent person and an officer of Randgold Resources who is a member of AusIMM. The mineral reserves were calculated by Mr Tim Peters of Piran Mining and reviewed by Mr Dan Donald of Mine RP, both independent consultants and Competent Persons and members of AusIMM. The competent persons' consent to the release of this technical information based on the information in the form and context in which it appears.
SPONSOR: UBS South Africa (Pty) Limited

ENDS
Contact
Media
Tel:
E-mail:
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com

Stewart Bailey +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors
Sabrina Brockman (US & Canada)
+1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe) +44 779 497 7881 / +44 1225 93 8483
mbedford@anglogoldashanti.com
Fundisa Mgidi (South Africa) +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
General inquiries
investors@anglogoldashanti.com
Disclaimer
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions,
AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements.
Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the prospectus supplement to AngloGold Ashanti’s prospectus dated 17 July 2012 that was filed with the SEC on 26 July 2013. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain “Non-GAAP” financial measures. AngloGold
Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: September 25, 2013
By:      /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title:    Group General Counsel and Company
Secretary